FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of November 2008

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.	Quarterly report for the three months ended September 30, 2008, filed on November 14, 2008 with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan. (English translation)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: November 26, 2008

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese

government pursuant to the Financial Instruments and Exchange

Law of Japan

For the three months ended

September 30, 2008

Panasonic Corporation

Osaka, Japan

PANASONIC CORPORATION

AND SUBSIDIARIES

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, and deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

Note:	Certain information previously filed with the SEC in other reports, is not included in this English translation.

PANASONIC CORPORATION

AND SUBSIDIARIES

I	Corporate Information

(1)	Consolidated Financial Summary

	Yen (millions), except per share amounts
	Six months ended September 30, 2008	Three months ended September 30, 2008	Year ended March 31, 2008
Net sales	4,343,711	2,191,714	9,068,928
Income before income taxes	203,296	84,041	434,993
Net income	128,492	55,461	281,877
Total stockholders’ equity	—	3,679,534	3,742,329
Total assets	—	7,299,379	7,443,614
Stockholders’ equity per share of common stock (yen)	—	1,776.83	1,781.11
Net income per share of common stock, basic (yen)	61.58	26.72	132.90
Net income per share of common stock, diluted (yen)	61.58	—	132.90
Stockholders’ equity / total assets (%)	—	50.4	50.3
Net cash provided by operating activities	136,264	—	466,058
Net cash used in investing activities	(269,967)	—	(61,371)
Net cash used in financing activities	(116,999)	—	(203,548)
Cash and cash equivalents at end of period	—	973,133	1,214,816
Total employees (persons)	—	313,594	305,828

Notes:	1. The Company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

2. Victor Company of Japan, Ltd. and its subsidiaries (JVC) became associated companies under the equity method from consolidated subsidiaries from August 2007.

3. Diluted net income per share for the three months ended September 30, 2008 has been omitted because the Company did not have potential common shares that were outstanding for the period.

PANASONIC CORPORATION

AND SUBSIDIARIES

(2)	Principal Businesses

The Panasonic Group is comprised primarily of the parent Panasonic Corporation and 536 consolidated subsidiaries in and outside of Japan, operating in close cooperation with each other. As a comprehensive electronics manufacturer, Panasonic is engaged in production, sales and service activities in a broad array of business areas.

As of October 1, 2008, the Company changed the name from “Matsushita Electric Industrial Co., Ltd.” to “Panasonic Corporation.” Along with the name change, Panasonic is working on unifying the corporate brands worldwide under the “Panasonic” name. Thus, the Company will strengthen the unity of all employees throughout the group and ultimately enhance the value of the “Panasonic” brand globally. And the Company will continue our tireless efforts to generate ideas that brighten the lives of people everywhere in order to contribute to a better future both for the Earth and for the further development of society.

The Company’s business segment classifications consist of five segments, namely, “Digital AVC Networks,”* “Home Appliances,” “MEW and PanaHome,” “Components and Devices,” and “Other.”

Panasonic is accelerating a phase change for further growth toward global excellence. From fiscal 2009 onward, with the aim of further clarifying its business fields for investors, Panasonic discloses three business fields of the group which consist of five business segments as follows:

“Digital AVC Networks Solution”:

“Digital AVC Networks” segment

“Solutions for the Environment and Comfortable Living”:

“Home Appliances” and “MEW and PanaHome” segments

“Devices and Industry Solution”:

“Components and Devices” and “Other” segments

For production, Panasonic adopts a management system that takes charge of each product in the Company or its affiliates. In recent years, the Company has been enhancing production capacity at its overseas affiliates, to further develop global business. Meanwhile, in Japan, Panasonic’s products are sold through sales channels at its domestic locations, each established according to products or customers. The Company also sells directly to large-scale consumers, such as the Government and corporations.

For export, sales are handled mainly through sales subsidiaries and agents located in respective countries.

Certain products produced at domestic affiliates are purchased by the Company and sold through the same sales channels as products produced by the Company itself. Additionally, products produced at overseas affiliates are sold mainly through sales subsidiaries in respective countries.

Meanwhile, most import operations are carried out internally, with the aim of expanding international economic cooperation.

Certain MEW and PanaHome** products are sold on a proprietary basis at home and abroad.

*	The name of “AVC Networks” was changed to “Digital AVC Networks” from fiscal 2009.

**	The name of “MEW and PanaHome” was as of September 30, 2008.

From October 1, 2008, the name of Matsushita Electric Works, Ltd. (MEW) was changed to Panasonic Electric Works, Ltd. (PEW).

PANASONIC CORPORATION

AND SUBSIDIARIES

The main products and main group companies for each business segment as of September 30, 2008 are as follows:

Digital AVC Networks

Video and Audio Equipment

Plasma and LCD TVs, DVD recorders/players, camcorders, digital cameras, compact disc (CD), Mini Disc (MD) and Secure Digital (SD) players, other personal and home audio equipment, SD Memory Cards and other recordable media, optical pickup and other electro-optic devices, etc.

Information and Communications Equipment

PCs, optical disc drives, copiers, printers, telephones, mobile phones, facsimile equipment, broadcast- and business-use AV equipment, communications network-related equipment, traffic-related systems, car AVC equipment, healthcare equipment, etc.

The main group companies for Digital AVC Networks are:

Matsushita Electric Industrial Co., Ltd.

Panasonic Mobile Communications Co., Ltd.

Panasonic Communications Co., Ltd.

Panasonic Shikoku Electronics Co., Ltd.

Panasonic Corporation of North America

Panasonic AVC Networks Czech, s.r.o.

Home Appliances

Refrigerators, room air conditioners, washing machines, clothes dryers, vacuum cleaners, electric irons, microwave ovens, rice cookers, other cooking appliances, dish washer/dryers, electric fans, air purifiers, electric heating equipment, electric hot water supply equipment, sanitary equipment, electric lamps, ventilation and air-conditioning equipment, car air conditioners, compressors, vending machines, etc.

The main group companies for Home Appliances are:

Matsushita Electric Industrial Co., Ltd.

Matsushita Ecology Systems Co., Ltd.

Panasonic Home Appliances Air-Conditioning (Guangzhou) Co., Ltd.

Panasonic Refrigeration Devices Singapore Pte. Ltd.

PANASONIC CORPORATION

AND SUBSIDIARIES

MEW and PanaHome

Lighting fixtures, wiring devices, personal-care products, health enhancing products, water-related products, modular kitchen systems, interior furnishing materials, exterior finishing materials, electronic and plastic materials, automation controls, detached housing, rental apartment housing, medical and nursing care facilities, home remodeling, residential real estate, etc.

The main group companies for MEW and PanaHome are:

Matsushita Electric Works, Ltd.

PanaHome Corporation

Components and Devices

Semiconductors, general components (capacitors, tuners, circuit boards, power supplies, circuit components, electromechanical components, speakers, etc.), electric motors, batteries, etc.

The main group companies for Components and Devices are:

Matsushita Electric Industrial Co., Ltd.

Panasonic Electronic Devices Co., Ltd.

Matsushita Battery Industrial Co., Ltd.

Panasonic Electronic Devices Corporation of America

Panasonic Electronic Devices Malaysia Sdn. Bhd.

Other

Electronic-components-mounting machines, industrial robots, welding equipment, bicycles, imported materials and components, etc.

The main group companies for Other are:

Matsushita Electric Industrial Co., Ltd.

Panasonic Factory Solutions Co., Ltd.

Matsushita Welding Systems Co., Ltd.

Panasonic Factory Solutions Singapore Pte. Ltd.

Panasonic Welding Systems (Tangshan) Co., Ltd.

(3)	Changes in Subsidiaries and Associated Companies

There is no change in major subsidiaries and associated companies for the three months ended September 30, 2008.

As of October 1, 2008, the Company changed its name from “Matsushita Electric Industrial Co., Ltd.” to “Panasonic Corporation.” Along with the name change, some of its subsidiaries and associated companies changed their names.

PANASONIC CORPORATION

AND SUBSIDIARIES

As of October 1, 2008, the Company absorbed its consolidated subsidiary, Matsushita Battery Industrial Co., Ltd.

Victor Company of Japan, Ltd. and Kenwood Corporation integrated management by establishing JVC KENWOOD Holdings, Inc. (JVC KENWOOD HD) as of October 1, 2008 through a share transfer. The Company has 24.4% of total issued shares of JVC KENWOOD HD, and JVC KENWOOD HD and its subsidiaries became associated companies under the equity method from October 1, 2008.

The Company applied for TOB (Take Over Bid) implemented by Morita Holdings Corporation concerning all the capital holdings of Miyata Industry Co., Ltd. Accordingly, Miyata Industry Co., Ltd. is excluded from the associated companies under the equity method when this TOB is to be effected.

(4)	Number of Employees (as of September 30, 2008)

1. Consolidated:	313,594
2. Parent-alone:	44,743

PANASONIC CORPORATION

AND SUBSIDIARIES

II	The Business

(1)	Operating Results

In the electronics industry during the second quarter under review, while there was a growing demand for flat-panel TVs related to the Beijing Olympics, severe business conditions continued in Japan and overseas, due mainly to rising prices for raw materials and energy, and price declines centered on digital products. Under these circumstances, in fiscal 2009 as the middle year of the three-year mid-term management plan GP3, Panasonic is striving to produce successful results and create a new trend for achieving goals. Aiming at getting growth back on track and strengthening profitability, Panasonic is implementing initiatives focused on four major themes: double-digit growth in overseas sales, expansion of four strategic businesses, manufacturing innovation and the “eco ideas” strategy.

Consolidated group sales for the second quarter amounted to 2,191.7 billion yen. Explaining the second quarter results, sales gains were recorded mainly in digital AV products.

Regarding earnings, operating profit* for the second quarter amounted to 118.6 billion yen. Although there were positive effects of comprehensive cost reduction activities including materials costs, this result was due mainly to the negative effects of intensified global price competition and a stronger yen against the U.S. dollar, as well as rising prices for crude oil and other raw materials.

These and other factors resulted in income before income taxes of 84.0 billion yen. This result was due mainly to the expenses associated with the company name change and brand unification, and write-down of investment securities as a result of a decline in stock prices.

Provision for income taxes amounted to 23.8 billion yen and the effective tax rate to income before income taxes resulted in 28.3%, due mainly to a decrease in tax expenses associated with tax benefits in overseas subsidiaries in lower tax countries.

Minority interests and equity in earnings of associated companies were 8.0 billion yen and 3.1 billion yen, respectively.

As a result of all the factors stated, the Company recorded a net income of 55.5 billion yen.

*	In order to be consistent with financial reporting practices generally accepted in Japan, operating profit (loss) is presented as net sales less cost of sales and selling, general and administrative expenses. Under U.S. generally accepted accounting principles, certain expenses such as impairment losses on long-lived assets and expenses associated with the implementation of early retirement programs at certain domestic and overseas companies are included as part of operating profit in the consolidated statements of income.

PANASONIC CORPORATION

AND SUBSIDIARIES

(2)	Operating Results by Business Field and by Business Segment

The Company’s business field and business segment classifications during the second quarter ended September 30, 2008 are following.

Panasonic is accelerating a phase change for further growth toward global excellence. From fiscal 2009 onward, with the aim at further clarifying its business fields for investors, Panasonic discloses three business fields of the group which consist of five business segments as follows:

“Digital AVC Networks Solution”:

“Digital AVC Networks” segment

“Solutions for the Environment and Comfortable Living”:

“Home Appliances” and “MEW and PanaHome” segments

“Devices and Industry Solution”:

“Components and Devices” and “Other” segments

1. Digital AVC Networks Solution

Sales of Digital AVC Networks Solution amounted 1,056.6 billion yen and segment profit was 47.8 billion yen. The breakdown is as follows:

a. Digital AVC Networks

Digital AVC Networks sales amounted to 1,056.6 billion yen. Favorable sales of flat-panel TVs and DVD recorders contributed to an overall sales increase in video and audio equipment. Sales of information and communications equipment decreased due mainly to sluggish sales in automotive electronics equipment. Segment profit amounted to 47.8 billion yen, due mainly to price declines centered on digital AV products as well as rising raw materials prices.

2. Solutions for the Environment and Comfortable Living

Sales of Solutions for the Environment and Comfortable Living amounted to 829.3 billion yen and segment profit was 40.7 billion yen. The breakdown is as follows:

b. Home Appliances

Sales of Home Appliances amounted to 333.4 billion yen. Favorable sales in air conditioners and washing machines contributed to an overall sales increase. Although sales gains were recorded, rising raw materials prices and other negative factors resulted in segment profit of 15.4 billion yen.

c. MEW and PanaHome

Sales of MEW and PanaHome amounted to 495.9 billion yen. At MEW and its subsidiaries, overall sales decreased, due mainly to sluggish sales in home appliances business including health-enhancing equipment. At PanaHome Corporation and its subsidiaries, sluggish housing market conditions led to a decrease in sales. Segment profit amounted to 25.3 billion yen, mainly as a result of the sales decrease.

PANASONIC CORPORATION

AND SUBSIDIARIES

3. Devices and Industry Solution

Sales of Devices and Industry Solution amounted to 644.8 billion yen and segment profit was 44.4 billion yen. The breakdown is as follows:

d. Components and Devices

Sales of Components and Devices amounted to 335.6 billion yen. Sluggish sales of general electronic components and batteries resulted in a decrease in overall sales. Segment profit amounted to 29.5 billion yen, due mainly to the decrease in sales.

e. Other

Sales for Other amounted to 309.2 billion yen, due mainly to sales decline in factory automation equipment. Segment profit amounted to 14.9 billion yen.

Operating Results by Domestic and Overseas Company Location*

*	The following information shows the geographical sales and profit by region for the second quarter ended September 30, 2008.

Japan

Although sales gains were recorded in flat-panel TVs, DVD recorders and air conditioners, sales of companies in Japan amounted to 1,686.3 billion yen. This was due mainly to a decrease in sales as a result of deconsolidation of JVC. Profit in this region amounted to 92.2 billion yen, as a result of price declines and high raw materials prices.

Americas

Although sales gains were recorded in flat-panel TVs, digital cameras and DVD recorders, sales of companies in the Americas amounted to 289.5 billion yen. This was due mainly to a decrease in sales as a result of deconsolidation of JVC and the effects of a stronger yen against the U.S. dollar. Profit in this region amounted to 7.1 billion yen mainly as a result of rationalization efforts.

Europe

Although favorable sales were recorded in flat-panel TVs, sales of companies in Europe amounted to 289.8 billion yen. This was due mainly to a decrease in sales as a result of deconsolidation of JVC. Despite the rationalization efforts, profit in this region resulted in a loss of 2.0 billion yen, due mainly to the effect of price declines and high raw materials prices.

PANASONIC CORPORATION

AND SUBSIDIARIES

Asia and Others

Although favorable sales were recorded in flat-panel TVs, DVD recorders and other digital AV products, as well as white goods such as washing machines and microwaves, sales of companies in Asia and Others amounted to 763.3 billion yen. This was due mainly to a decrease in sales as a result of deconsolidation of JVC. Geographical profit amounted to 38.7 billion yen, due mainly to sales increase mainly in flat-panel TVs and rationalization effects.

(3)	Consolidated Assets, Liabilities, Minority Interests and Stockholders’ Equity

The Company’s consolidated total assets as of September 30, 2008 decreased 315.8 billion yen to 7,299.4 billion yen, compared with 7,615.2 billion yen at the end of first quarter of fiscal 2009.

With regard to assets, cash and cash equivalents decreased 183.5 billion yen, and investments and advances decreased 82.6 billion yen due primarily to the effects of stock price decline.

With regard to liabilities, short-term borrowings were down by 40.7 billion yen and other accrued expenses also decreased. Accordingly, total liabilities resulted in 3,108.7 billion yen, a decrease of 222.5 billion yen from the end of the first quarter of fiscal 2009.

Minority interests decreased 5.1 billion yen to 511.1 billion yen.

Stockholders’ equity decreased 88.2 billion yen from the previous quarter’s 3,767.7 billion yen, to 3,679.5 billion yen. Although other retained earnings increased 55.4 billion yen, this decrease was due primarily to a decrease of cumulative translation adjustments by 70.5 billion yen as a result of a stronger yen, a decrease of unrealized holding gains of available-for-sale securities by 52.3 billion yen, and an increase of treasury stock by 30.8 billion yen as a result of the repurchase of the Company’s own shares as part of Panasonic’s financial strategy to enhance shareholder value.

(4)	Cash Flows

Cash flows from operating activities

Net cash provided by operating activities in the fiscal 2009 second quarter amounted to 13.5 billion yen. This was attributable mainly to net income and depreciation, despite a decrease in accrued expenses and other current liabilities.

Cash flows from investing activities

Net cash used in investing activities in the fiscal 2009 second quarter amounted to 85.1 billion yen. Although there were proceeds from disposition of investments and advances, this result was due mainly to capital expenditures of 108.3 billion yen for tangible fixed assets, mainly consisting of manufacturing facilities for priority business areas such as plasma display panels (PDP), liquid crystal display (LCD) panels and semiconductors.

PANASONIC CORPORATION

AND SUBSIDIARIES

Cash flows from financing activities

Net cash used in financing activities in the fiscal 2009 second quarter amounted to 81.2 billion yen. This was due mainly to a decrease in short-term borrowings and increase in treasury stock.

With all these activities, cash and cash equivalents for the second quarter of fiscal 2009, with a negative effect of 30.7 billion yen for exchange rate changes, resulted in 973.1 billion yen.

(5)	Research and Development

Panasonic’s R&D expenditures for the second quarter of fiscal 2009 totaled 134.1 billion yen.

PANASONIC CORPORATION

AND SUBSIDIARIES

III	Property, Plant and Equipment

(1)	Capital Investment*

During the second quarter ended September 30, 2008, the Company invested a total of 137,175 million yen in property, plant and equipment, with emphasis on production facilities in such strategically important areas as PDP and LCD panels, and semiconductors. The breakdown of capital investment by business segment is as follows:

Business Segment	Yen (millions)
Digital AVC Networks	72,685
Home Appliances	11,682
MEW and PanaHome	10,253
Components and Devices	34,261
Other	1,291

Subtotal	130,172
Corporate	7,003

Total	137,175

*	The above figures are calculated on an accrual basis.

(2)	Plan of the purchase and retirement of major property, plant and equipment

During the three months ended September 30, 2008, The Company decided to construct a new lithium-ion battery plant in Osaka City. Total capital expenditures for the plant are estimated to be approximately 100 billion yen. The construction will begin in December 2008, with the aim of commencing electrode production in October 2009. When the construction is completed, the new plant will have a total production capacity of about 50 million cells per month.

PANASONIC CORPORATION

AND SUBSIDIARIES

IV	Shares and Shareholders

(1)	Shares of Common Stock Issued as of September 30, 2008: 2,453,053,497 shares

The common stock of the Company is listed on the Tokyo, Osaka and Nagoya stock exchanges in Japan. In the United States, the Company’s American Depositary Shares (ADSs) have been listed on the New York stock exchange.

(2)	Amount of Common Stock (Stated Capital) as of September 30, 2008: 258,740 million yen

(3)	Stock Price

The following table sets forth the monthly reported high and low market prices per share of the Company’s common stock on the Tokyo Stock Exchange for the first six months of fiscal 2009:

	Yen
	April	May	June	July	August	September
High	2,445	2,510	2,515	2,365	2,380	2,265
Low	2,000	2,260	2,270	2,115	2,195	1,774

CONTENTS

V	Financial Statements

Index of Consolidated Financial Statements of Panasonic Corporation and Subsidiaries:

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

September 30 and March 31, 2008

	Yen (millions)
Assets	September 30, 2008	March 31, 2008
Current assets:
Cash and cash equivalents	973,133	1,214,816
Time deposits	98,867	70,108
Short-term investments (Note 3)	17,374	47,414
Trade receivables:
Notes	60,490	59,060
Accounts	1,017,179	1,046,991
Allowance for doubtful receivables	(22,020)	(20,868)

Net trade receivables	1,055,649	1,085,183

Inventories (Note 2)	999,454	864,264
Other current assets	507,467	517,409

Total current assets	3,651,944	3,799,194

Investments and advances (Note 3)	777,983	842,156

Property, plant and equipment (Note 5):
Land	306,307	308,365
Buildings	1,563,798	1,559,357
Machinery and equipment	2,693,164	2,592,229
Construction in progress	153,076	120,026

	4,716,345	4,579,977
Less accumulated depreciation	2,876,027	2,822,604

Net property, plant and equipment	1,840,318	1,757,373

Other assets:
Goodwill	425,379	429,902
Intangible assets	132,908	128,917
Other assets	470,847	486,072

Total other assets	1,029,134	1,044,891

	7,299,379	7,443,614

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

September 30 and March 31, 2008

	Yen (millions)
	September 30, 2008	March 31, 2008
Liabilities, Minority Interests and Stockholders’ Equity
Current liabilities:
Short-term borrowings, including current portion of long-term debt	157,828	156,260
Trade payables:
Notes	40,924	37,175
Accounts	887,874	903,379

Total trade payables	928,798	940,554

Accrued income taxes	46,287	58,943
Accrued payroll	131,694	134,255
Other accrued expenses	739,164	784,538
Deposits and advances from customers	85,244	78,494
Employees’ deposits	318	355
Other current liabilities	358,923	407,560

Total current liabilities	2,448,256	2,560,959

Noncurrent liabilities:
Long-term debt	262,152	232,346
Retirement and severance benefits	241,948	238,396
Other liabilities	156,344	154,964

Total noncurrent liabilities	660,444	625,706

Minority interests	511,145	514,620

Stockholders’ equity:
Common stock (Note 6)	258,740	258,740
Capital surplus	1,217,901	1,217,865
Legal reserve	92,262	90,129
Retained earnings	3,033,928	2,948,065
Accumulated other comprehensive income (loss):
Cumulative translation adjustments	(213,054)	(228,792)
Unrealized holding gains of available-for-sale securities (Note 3)	20,244	45,442
Unrealized gains of derivative instruments (Note 11)	4,475	4,326
Pension liability adjustments	(64,880)	5,127

Total accumulated other comprehensive income (loss)	(253,215)	(173,897)

Treasury stock, at cost (Note 6)	(670,082)	(598,573)

Total stockholders’ equity	3,679,534	3,742,329

Commitments and contingent liabilities (Note 12)

	7,299,379	7,443,614

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Income

Six months and Three months ended September 30, 2008

	Yen (millions)
	Six months ended September 30, 2008	Three months ended September 30, 2008

Revenues, costs and expenses:
Net sales	4,343,711	2,191,714
Cost of sales	(3,098,704)	(1,572,854)
Selling, general and administrative expenses	(1,016,853)	(500,279)
Interest income	14,745	7,547
Dividends received	6,231	888
Other income (Note 11)	23,346	7,128
Interest expense	(11,314)	(5,558)
Other deductions (Notes 5, 10 and 11)	(57,866)	(44,545)

Income before income taxes	203,296	84,041

Provision for income taxes	66,177	23,765

Income before minority interests and equity in gains of associated companies	137,119	60,276

Minority interests	12,104	7,955

Equity in gains of associated companies	3,477	3,140

Net income (Note 10)	128,492	55,461

	Yen
Net income per share of common stock (Note 9):
Basic	61.58	26.72
Diluted	61.58	—

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Six months ended September 30, 2008

Yen (millions)
Six months ended September 30, 2008

Cash flows from operating activities:
Net income	128,492
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	185,160
Net gain on sale of investments	(5,836)
Provision for doubtful receivables	4,043
Deferred income taxes	8,449
Write-down of investment securities (Note 10)	17,748
Impairment loss on long-lived assets (Note 5)	4,553
Minority interests	12,104
(Increase) decrease in trade receivables	25,203
(Increase) decrease in inventories	(135,804)
(Increase) decrease in other current assets	(4,587)
Increase (decrease) in trade payables	26,216
Increase (decrease) in accrued income taxes	(14,809)
Increase (decrease) in accrued expenses and other current liabilities	(72,743)
Increase (decrease) in retirement and severance benefits	(54,997)
Increase (decrease) in deposits and advances from customers	5,057
Other	8,015

Net cash provided by operating activities	136,264

Cash flows from investing activities:
Proceeds from disposition of investments and advances	83,944
Increase in investments and advances	(25,579)
Capital expenditures	(271,773)
Proceeds from disposals of property, plant and equipment	14,331
(Increase) decrease in time deposits	(47,548)
Other	(23,342)

Net cash used in investing activities	(269,967)

(Continued)

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Six months ended September 30, 2008

Yen (millions)
Six months ended September 30, 2008

Cash flows from financing activities:
Increase (decrease) in short-term borrowings	(8,479)
Increase (decrease) in employees’ deposits	(37)
Proceeds from long-term debt	40,100
Repayments of long-term debt	(27,071)
Dividends paid	(36,769)
Dividends paid to minority interests	(13,270)
Repurchase of common stock	(71,632)
Sale of treasury stock	159

Net cash used in financing activities	(116,999)

Effect of exchange rate changes on cash and cash equivalents	9,019

Net increase (decrease) in cash and cash equivalents	(241,683)
Cash and cash equivalents at beginning of period	1,214,816

Cash and cash equivalents at end of period	973,133

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Summary of Significant Accounting Policies

(a)	Description of Business

From October 1, 2008, Matsushita Electric Industrial Co., Ltd. was changed to Panasonic Corporation. Panasonic Corporation (hereinafter, the “Company,” including consolidated subsidiaries, unless the context otherwise requires) is one of the world’s leading producers of electronic and electric products. The Company currently offers a comprehensive range of products, systems and components for consumer, business and industrial use based on sophisticated electronics and precision technology, expanding to building materials and equipment, and housing business.

Sales by product category for the six months ended September 30, 2008 were as follows: Digital AVC Networks—45%, (Video and audio equipment 22%, Information and communications equipment 23%), Home Appliances—15%, MEW and PanaHome*—19%, Components and Devices—13% and Other—8%. A sales breakdown by geographical market was as follows: Japan—49%, North and South America—13%, Europe—13%, and Asia and Others—25%.

Sales by product category for the three months ended September 30, 2008 were as follows: Digital AVC Networks—45%, (Video and audio equipment 22%, Information and communications equipment 23%), Home Appliances—14%, MEW and PanaHome*—21%, Components and Devices—12% and Other—8%. A sales breakdown by geographical market was as follows: Japan—49%, North and South America—13%, Europe—13%, and Asia and Others—25%.

The Company is not dependent on a single supplier, and has no significant difficulty in obtaining raw materials from suppliers.

*	The name of “MEW and PanaHome” was as of September 30, 2008. MEW stands for Matsushita Electric Works, Ltd. and PanaHome stands for PanaHome Corporation. From October 1, 2008, the name of Matsushita Electric Works, Ltd. (MEW) was changed to Panasonic Electric Works, Ltd. (PEW).

(b)	Basis of Presentation of Consolidated Financial Statements

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect adjustments which are necessary to conform with U.S. generally accepted accounting principles.

PANASONIC CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned, controlled subsidiaries. The Company also consolidates entities in which controlling interest exists through variable interests in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities.” Investments in companies and joint ventures over which we have the ability to exercise significant influence (generally through an ownership interest of between 20% to 50%) are included in “Investments and advances” in the consolidated balance sheets. All significant intercompany balances and transactions have been eliminated in consolidation.

(d)	Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(e)	Adoption of New Accounting Pronouncements

In September 2006, FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The Company applied SFAS No. 157 on April 1, 2008. In February 2008, FASB issued Staff Position No. 157-2, “Effective Date of FASB Statement No. 157,” which partially delays the effective date of SFAS No. 157 by one year for certain nonfinancial assets and liabilities. The adoption of SFAS No. 157 is not expected to have a material effect on the Company’s consolidated financial statements and the Company has omitted the disclosures required by SFAS No. 157.

In September 2006, FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R).” SFAS No. 158’s provisions regarding the change in the measurement date of postretirement benefit plans require the fair value of plan assets and benefit obligations to be measured as of the date of the fiscal year-end consolidated balance sheet and the Company applied SFAS No. 158’s provisions on April 1, 2008. In conformity with the provisions, the Company and certain subsidiaries changed the measurement date to March 31 for those postretirement benefit plans with a December 31 measurement date. With the change in the measurement date, beginning balances of “Retained earnings” and “Accumulated other comprehensive income (loss)—Pension liability adjustments” at April 1, 2008 has been reduced by 3,727 million yen and 73,571 million yen, respectively.

PANASONIC CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Inventories

Inventories at September 30 and March 31, 2008 are summarized as follows:

	Yen (millions)
	September 30, 2008	March 31, 2008
Finished goods	601,546	499,316
Work in process	150,410	132,894
Raw materials	247,498	232,054

	999,454	864,264

(3)	Investments in Securities

In accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” the Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale.

The cost, fair value, net unrealized holding gains (losses) of available-for-sale securities included in short-term investments, and investments and advances at September 30 and March 31, 2008 are as follows:

	Yen (millions)
	September 30, 2008
	Cost	Fair value	Net unrealized holding gains (losses)

Current:
Bonds	17,075	17,123	48
Other	251	251	—

	17,326	17,374	48

Noncurrent:
Equity securities	340,242	406,868	66,626
Bonds	24,826	25,117	291
Other	5,608	5,496	(112)

	370,676	437,481	66,805

PANASONIC CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	March 31, 2008
	Cost	Fair value	Net unrealized holding gains (losses)
Current:
Bonds	47,012	47,164	152
Other	250	250	—

	47,262	47,414	152

Noncurrent:
Equity securities	333,057	441,839	108,782
Bonds	31,588	32,143	555
Other	5,603	5,510	(93)

	370,248	479,492	109,244

The carrying amounts of the Company’s cost method investments totaled 33,022 million yen and 29,837 million yen at September 30 and March 31, 2008, respectively.

PANASONIC CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4)	Leases

The Company has operating leases for certain land, buildings, and machinery and equipment. Future minimum lease payments under operating leases at September 30, 2008 are as follows:

Yen (millions)
Due within 1 year	46,472
Due after 1 year within 2 years	44,070
Due after 2 years within 3 years	64,967
Due after 3 years within 4 years	24,915
Due after 4 years within 5 years	5,806
Thereafter	2,016

Total minimum lease payments	188,246

(5)	Long-Lived Assets

The Company periodically reviews the recorded value of its long-lived assets to determine if the future cash flows to be derived from these assets will be sufficient to recover the remaining recorded asset values. Impairment losses are included in other deductions in the consolidated statements of income, and are not charged to segment profit.

The Company recognized impairment losses in the aggregate of 4,553 million yen of property, plant and equipment for the six months ended September 30, 2008.

The Company recorded the impairment losses due to the closing of domestic manufacturing facilities. As a result of the closing, certain buildings and land became unused and the Company recorded the impairment losses. The fair value of land was determined through an appraisal. The fair value of buildings was determined based on the discounted future cash flows expected to result from their eventual disposition.

Impairment losses of 1,403 million yen, 1,702 million yen and 1,448 million yen related to “Home Appliances,” “Corporate and eliminations” and the remaining segments, respectively.

The Company recognized impairment losses in the aggregate of 2,441 million yen of property, plant and equipment for the three months ended September 30, 2008.

The Company recorded the impairment losses of certain buildings due to the closing of domestic manufacturing facilities related to home appliances. The Company decided to take down buildings used in the manufacturing facilities and to clear and sell land. The fair value of building was determined based on the discounted future cash flows.

Impairment losses of 1,403 million yen and 1,038 million yen related to “Home Appliances” and the remaining segments, respectively.

PANASONIC CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(6)	Number of common shares

Number of common shares authorized and issued and number of treasury common shares as of September 30 and March 31, 2008 are as follows:

	Number of shares
	September 30, 2008	March 31, 2008

Common stock
Authorized	4,950,000,000	4,950,000,000
Issued	2,453,053,497	2,453,053,497
Treasury stock	382,210,308	351,936,341

(7)	Cash Dividends

Cash dividends per share paid during the six months and three months ended September 30, 2008 are as follows:

	Yen
	Six months ended September 30, 2008	Three months ended September 30, 2008

Cash dividends paid per share	17.50	—

The accompanying consolidated financial statements do not include any provisions for the interim dividend of 22.50 yen per share, totaling approximately 46,594 million yen, approved by the board of directors held on October 28, 2008.

(8)	Net Assets per Share

Net assets per share as of September 30 and March 31, 2008 are as follows:

	Yen
	September 30, 2008	March 31, 2008

Net assets per share	1,776.83	1,781.11

PANASONIC CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(9)	Net Income per Share

A reconciliation of the numerators and denominators of the basic and diluted net income per share computation for the six months and three months ended September 30, 2008 are as follows:

	Yen (millions)
	Six months ended September 30, 2008	Three months ended September 30, 2008

Net income	128,492	55,461

	Number of shares
	Six months ended September 30, 2008	Three months ended September 30, 2008

Average common shares outstanding	2,086,665,446	2,075,870,206
Dilutive effect:
Stock options	1,084

Diluted common shares outstanding	2,086,666,530

	Yen
	Six months ended September 30, 2008	Three months ended September 30, 2008

Net income per share:
Basic	61.58	26.72
Diluted	61.58	—

Diluted net income per share for the three months ended September 30, 2008 has been omitted because the Company did not have potential common shares that were outstanding for the period.

PANASONIC CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(10)	Supplementary Information to the Statements of Income

Included in other deductions for the six months and three months ended September 30, 2008 are expenses of 593 million yen and 368 million yen associated with the implementation of the early retirement programs in the domestic and overseas subsidiaries, respectively.

A write-down of 17,748 million yen and 14,965 million yen on investment securities is included in other deductions for the six months and three months ended September 30, 2008, respectively.

Foreign exchange gains and losses included in other deductions for the six months and three months ended September 30, 2008 are losses of 10,425 million yen and 8,339 million yen, respectively.

Comprehensive income for the six months and three months ended September 30, 2008 is a gain of 122,745 million yen and, a loss of 57,448 million yen, respectively. Comprehensive income for the six months ended September 30, 2008 includes “Net income” in the amount of 128,492 million yen and decrease in “Accumulated other comprehensive income (loss)” excluding the beginning adjustment in the amount of 5,747 million yen. Comprehensive income for the three months ended September 30, 2008 includes “Net income” in the amount of 55,461 million yen and decrease in “Accumulated other comprehensive income (loss)” in the amount of 112,909 million yen.

(11)	Derivatives and Hedging Activities

The Company operates internationally, giving rise to significant exposure to market risks arising from changes in foreign exchange rates, interest rates and commodity prices. The Company assesses these risks by continually monitoring changes in these exposures and by evaluating hedging opportunities. Derivative financial instruments utilized by the Company to hedge these risks are comprised principally of foreign exchange contracts, interest rate swaps, cross currency swaps and commodity derivatives. The Company does not hold or issue derivative financial instruments for any purposes other than hedging.

Gains and losses related to derivative instruments are classified in other income (deductions) in the consolidated statements of income. The amount of the hedging ineffectiveness and net gain or loss excluded from the assessment of hedge effectiveness is not material for the six months and three months ended September 30, 2008, respectively. Amounts included in accumulated other comprehensive income (loss) at September 30, 2008 are expected to be recognized in earnings principally over the next twelve months. The maximum term over which the Company is hedging exposures to the variability of cash flows for foreign currency exchange risk is approximately five months.

The Company is exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered mitigated by the high credit rating of the counterparties.

PANASONIC CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(12)	Commitments and Contingent Liabilities

The Company provides guarantees to third parties mainly on bank loans provided to associated companies and customers. The guarantees are made to enhance their credit. For each guarantee provided, the Company is required to perform under the guarantee if the guaranteed party defaults on a payment. At September 30, 2008, the maximum amount of undiscounted payments the Company would have to make in the event of default is 17,962 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as a guarantor under those guarantees at September 30 and March 31, 2008 was insignificant.

In connection with the sale and lease back of certain machinery and equipment, the Company guarantees a specific value of the leased assets. For each guarantee provided, the Company is required to perform under the guarantee if certain conditions are met during or at the end of the lease term. At September 30, 2008, the maximum amount of undiscounted payments the Company would have to make in the event that these conditions are met is 35,228 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as guarantors under those guarantees at September 30 and March 31, 2008 was insignificant.

Contingent liabilities at September 30, 2008 for discounted export bills of exchange amounted to 18 million yen.

There are a number of legal actions against the Company and certain subsidiaries. Management is of the opinion that damages, if any, resulting from these actions will not have a material effect on the Company’s consolidated financial statements.

(13)	Segment Information

In accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the segments reported below are the components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker of the Company in deciding how to allocate resources and in assessing performance.

Business segments correspond to categories of activity classified primarily by markets, products and brand names. “Digital AVC Networks” includes video and audio equipment, and information and communications equipment. “Home Appliances” includes household equipment. “MEW and PanaHome” includes electrical supplies, electric products, building materials and equipment, and housing business. “Components and Devices” includes electronic components, semiconductors, electric motors and batteries. “Other” includes electronic-parts-mounting machines, industrial robots and industrial equipment. From April 1, 2008, the name of “AVC Networks” was changed to “Digital AVC Networks.” The name of “MEW and PanaHome” was as of September 30, 2008. MEW stands for Matsushita Electric Works, Ltd. and PanaHome stands for PanaHome Corporation. From October 1, 2008, the name of Matsushita Electric Works, Ltd. (MEW) was changed to Panasonic Electric Works, Ltd. (PEW).

PANASONIC CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Information by segment for the six months and three months ended September 30, 2008 is shown in the tables below:

By Business Segment:

	Yen (millions)
	Six months ended September 30, 2008	Three months ended September 30, 2008

Sales:
Digital AVC Networks:
Customers	2,079,642	1,044,711
Intersegment	23,295	11,864

Total	2,102,937	1,056,575
Home Appliances:
Customers	575,670	272,631
Intersegment	109,842	60,821

Total	685,512	333,452
MEW and PanaHome:
Customers	903,796	483,361
Intersegment	24,867	12,516

Total	928,663	495,877
Components and Devices:
Customers	469,449	237,355
Intersegment	200,733	98,273

Total	670,182	335,628
Other:
Customers	315,154	153,656
Intersegment	283,481	155,547

Total	598,635	309,203
Eliminations	(642,218)	(339,021)

Consolidated total	4,343,711	2,191,714

PANASONIC CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	Six months ended September 30, 2008	Three months ended September 30, 2008

Segment profit:
Digital AVC Networks	102,802	47,828
Home Appliances	46,915	15,413
MEW and PanaHome	35,784	25,273
Components and Devices	48,975	29,476
Other	28,799	14,894
Corporate and eliminations	(35,121)	(14,303)

Consolidated total	228,154	118,581

Interest income	14,745	7,547
Dividends received	6,231	888
Other income	23,346	7,128
Interest expense	(11,314)	(5,558)
Other deductions	(57,866)	(44,545)

Income before income taxes	203,296	84,041

Corporate expenses include certain corporate R&D expenditures and general corporate expenses.

PANASONIC CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

By Geographical Area:

Sales attributed to countries based upon the customer’s location are as follows:

	Yen (millions)
	Six months ended September 30, 2008	Three months ended September 30, 2008

Sales:
Japan	2,110,647	1,065,403
North and South America	584,615	298,154
Europe	575,347	281,704
Asia and Others	1,073,102	546,453

Consolidated total	4,343,711	2,191,714

United States of America included in North and South America	497,711	254,497

There are no individually material countries of which sales should be separately disclosed in North and South America, Europe, and Asia and Others, except for the United States of America. Transfers between business segments or geographic segments are made at arms-length prices. There are no sales to a single external major customer for the six months and three months ended September 30, 2008.

PANASONIC CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following information shows sales and geographical profit which are attributed to geographic areas based on the country location of the Company or its subsidiaries for the six months and three months ended September 30, 2008. In addition to the disclosure requirements under SFAS No. 131, the Company discloses this information as supplemental information in light of the disclosure requirements of the Japanese Financial Instruments and Exchange Law, which a Japanese public company is subject to:

	Yen (millions)
	Six months ended September 30, 2008	Three months ended September 30, 2008

Sales:
Japan:
Customers	2,330,745	1,176,057
Intersegment	994,056	510,221

Total	3,324,801	1,686,278
North and South America:
Customers	553,286	283,141
Intersegment	11,267	6,403

Total	564,553	289,544
Europe:
Customers	558,128	274,009
Intersegment	25,902	15,742

Total	584,030	289,751
Asia and Others:
Customers	901,552	458,507
Intersegment	595,687	304,839

Total	1,497,239	763,346
Eliminations	(1,626,912)	(837,205)

Consolidated total	4,343,711	2,191,714

Geographical profit:
Japan	192,867	92,171
North and South America	11,407	7,094
Europe	(2,240)	(1,968)
Asia and Others	72,619	38,688
Corporate and eliminations	(46,499)	(17,404)

Consolidated total	228,154	118,581

PANASONIC CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

By Business Field (Unreviewed):

In a new phase of further growth, the Company has been accelerating initiatives to achieve global excellence. From April 1, 2008, in order to further clarify its business fields for investors, the Company discloses three new business fields of the group which consist of five segments as follows:

Business fields	Business Segments
Digital AVC Networks Solution	Digital AVC Networks
Solutions for the Environment and Comfortable Living	Home Appliances, MEW and PanaHome
Devices and Industry Solution	Components and Devices, Other

	Yen (millions)
	Six months ended September 30, 2008	Three months ended September 30, 2008

Sales:
Digital AVC Networks Solution:
Digital AVC Networks	2,102,937	1,056,575

Total	2,102,937	1,056,575
Solutions for the Environment and Comfortable Living:
Home Appliances	685,512	333,452
MEW and PanaHome	928,663	495,877

Total	1,614,175	829,329
Devices and Industry Solution:
Components and Devices	670,182	335,628
Other	598,635	309,203

Total	1,268,817	644,831
Eliminations	(642,218)	(339,021)

Consolidated total	4,343,711	2,191,714

Profit by business field:
Digital AVC Networks Solution:
Digital AVC Networks	102,802	47,828

Total	102,802	47,828
Solutions for the Environment and Comfortable Living:
Home Appliances	46,915	15,413
MEW and PanaHome	35,784	25,273

Total	82,699	40,686
Devices and Industry Solution:
Components and Devices	48,975	29,476
Other	28,799	14,894

Total	77,774	44,370
Corporate and eliminations	(35,121)	(14,303)

Consolidated total	228,154	118,581